Filed pursuant to Rule 424(b)(3)
Registration No. 333-221791
PROSPECTUS SUPPLEMENT NO. 5
(To the Prospectus dated February 6, 2018)
39,714,143 Shares of Common Stock

This Prospectus Supplement supplements the prospectus dated February 6, 2018 (the “Prospectus”), relating to the offering and resale of up to 39,714,143 shares of common stock of Exicure, Inc. by the selling stockholders identified in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus which is to be delivered with this Prospectus Supplement.  Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information set forth below.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 11 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement (or the Prospectus including any supplements or amendments thereto) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 10, 2018.

August 2018 Private Placement
On August 22, 2018, Exicure, Inc. (the “Company”) entered into subscription agreements (the “Subscription Agreements”) with several accredited investors (the “Investors”) pursuant to which the Company agreed to issue and sell a total of 4,889,217 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $4.50 per share, resulting in approximately $22 million in gross proceeds to the Company. These Shares were issued in a private placement financing (the “August 2018 Private Placement”). Ladenburg Thalmann, Castle Hill Capital Partners and Katalyst Securities LLC (collectively, the “Placement Agents”) acted as placement agents in connection with the August 2018 Private Placement.
The Company also entered into a registration rights agreement with the investors in the August 2018 Private Placement, which requires that the Company file a “resale” registration statement with the SEC covering the Shares issued in the private placement within 30 calendar days from the final closing of the August 2018 Private Placement.
In connection with this closing of the August 2018 Private Placement, the Placement Agents received an aggregate of $1,680,104 in cash placement fees. The Company has also reimbursed the Placement Agents for up to $87,480 of expenses incurred in connection with this closing of the August 2018 Private Placement.
The offer and sale of the Shares in the August 2018 Private Placement were exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended or Rule 506 of Regulation D promulgated by the SEC. This closing of the August 2018 Private Placement was conducted on a “reasonable best efforts” basis.
Following the completion of the initial closing of the August 2018 Private Placement described above and as of August 28, 2018, the Company has an aggregate of 44,344,038 shares of Common Stock issued and outstanding.